                              GENERAL DEVICES, INC.
                               3 TROWBRIDGE DRIVE
                            BETHEL, CONNECTICUT 06801

August 7, 2006

By Federal Express (202) 551 3728

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Edward M. Kelly, Esq.
             Senior Counsel

Re:      General Devices, Inc.
         Registration Statement on Form SB-2 and
         Pre-effective Amendment 1 to Registration Statement on Form SB-2
         Filed on March 24, 2006 and May 12, 2006
         Response to Comment Letter Dated June 7, 2006
         File No. 0-3125

Ladies and Gentlemen:

         We have now filed a pre-effective amendment 2 to the Registration
Statement on Form SB-2 revising pre-effective amendment 1 of the Statement in response to your Comment Letter of June 7, 2006.

         Set forth below are our responses to your respective enumerated comments. Please note that the references to page numbers in our Responses to your Comments are to the prospectus filed as part of Pre-effective Amendment 2 to the Registration Statement, The page references in your respective Comments remain unchanged from your letter of June 7, 2006.

General

1.   Please comply with the following comments in your current registration statement and, to the extent applicable, in future Exchange Act filings.

     Response: Noted

2.   Please Provide updated financial statements and related disclosures, as necessary, to comply with Item 310(g) of Regulation S-B.

     Response: Updated financial statements and related disclosures for the quarter period ended March 31, 2006 have been included. (Pgs. F-1 - F-14)

Securities and Exchange Commission
August 07, 2006

3.   Disclosure indicated that GDI was a reporting shell company with no operations before its January 23, 2006 merger with Aduromed. Our view is that both before and after the transaction GDI's promoters or affiliated and their transferees "are" underwriters of the securities issued. Our view also is that Rule 144 would be unavailable for resale transactions in this situation, regardless of technical compliance with the rule. See our Worm no-action letter, publicly available January 21, 2000. As appropriate, revise the disclosure throughout the registration statement, including the prospectus' outside front cover page and the selling holders and plan of distribution sections, to make clear that:

          o    GDI's promoters or affiliated and their transferees "are"
               underwriters of the securities issued. Language such as "may be deemed to be" an underwriter is unacceptable.

          o    Rule 144 is unavailable for resale transaction in this situation.

     Response: The 7th paragraph of the front page of the prospectus has been amended accordingly. Also, see Response to Comment 22.

4.   We note your citation of studies and reports by Frost & Sullivan, Arthur D.
     Little, and other third parties. Provide us marked copies of any materials that support third party statements in the prospectus, cross referencing clearly a statement with the underlying support. Tell us whether you believe that these materials are the most recent materials on the subject by the authors. Tell us whether the materials have been made available to the public without payment of subscription or similar fees. If any of these materials have been published in widely circulated media of general interest or amount industry participants, tell us when and where. Unless these materials have been used in widely circulated media of general interest or among industry participants, you must adopt the statements that you attribute to them as your own or file signed and dated consents from each as exhibits to the registration statement.

     Response: The references to Frost & Sullivan and Arthur D. Little studies and reports have been removed. (pgs. 33,37 and 41)

Registration Statement's Facing Page

5.   Since GDI is relying on Rule 415 under the Securities Act, check the applicable box.

     Response: The applicable box has been checked.

Prospectus' Outside Front Cover page

6.   It appears that the securities being offered for resale referred to under
     (iii) in the fourth bullet point are the same as being offered for resale referred to in the sixth and seventh bullet points. If true, please revise to clarify this fact. If untrue, the calculation of registration fee table in incorrect. If necessary, please revise the calculation of registration fee table.

Securities and Exchange Commission
August 07, 2006

     Response: The securities being offered for resale referred to under (iii)
     in the fourth bullet point are not the same as those being offered for resale referred to in the sixth and seventh bullet point. Those securities referenced in the fourth bullet point are shares of the Company's common stock issuable upon conversion of preferred stock and exercise of warrants
     (including Series A and Series B warrants). Those securities referenced in the sixth and seventh bullet points are the Series A and Series B Preferred warrants each exercisable to purchase one share of common at $0.37883 per share.

     However, we note that Rule 457g.3. of Regulation S-B provides in part as follows:
          "If the warrants or rights are to be registered for distribution in the same registration statements as the securities to be offered pursuant thereto [i.e. in this case, the underlying shares of Common
          Stock covered by the warrants], no separate registration fee shall be required."

     On the basis the foregoing, as confirmed in our discussions with Edward
     Kelly, Esq. of the SEC, we have not included any registration fee payable with respect to the Series A and B Preferred Warrants.

Table of Contents

7.   Move the two paragraphs after the table of contents so that they follow the summary and risk factors sections. See Items 502 and 503(c)(2) of
     Regulation S-B.

     Response: Noted and done.

Background, page 1

8.   Explain briefly "turnkey systems."

     Response: See explanation in first paragraph under "Background". (pg. 1)

Products and Services of the Company following Merger with Aduromed, page 1

9.   This subsection of the prospectus summary is too detailed and includes information best presented in the business sections. Revise to highlight in a brief overview the key aspects or features GDI and its business, and make clear that the Aduromed business is at an early stage of commercialization.
     We note the disclosure in the second risk factor. Explain "in situ."

     Response: Subsection revised accordingly by deleting "Products and Servies of the Company following Merger with Aduromed" and substituting a new section "Aduromed's Business" that cross references to "DESCRIPTION OF
     BUSINESS, Products and Services". (pgs. 1-2) We have removed all use of the term "in-situ" from the registration statement. (pg. 31)

Merger of GDI and Aduromed, page 3

10.  Identify the members of the Investors Group. We note the disclosure in the current report on Form 8-K dated January 23, 2006 and filed on January 27,
     2006.

Securities and Exchange Commission
August 07, 2006

     Response: The identity of the members of the Investors Group has been included in the third paragraph under "Merger of GDI and Aduromed". (pg.3)

Risk Factors, page 6

11.  Include in each risk factor's discussion information necessary to asses the risk, including the magnitude. For example:

          o    The second risk factor states that the Aduromed business is at an early stage of commercialization. Quantify the amount of revenue obtained from the Aduromed business during the periods presented in the financial statements.

     Response: Revised to show 100% of revenues derived exclusively from sales and servicing of MedClean(TM) Systems, and at early stage of commercialization. (pg. 6)

          o    The fifth risk factor stated that GDI may be unable to develop new products that achieve market acceptance. Disclose whether GDI has any products in development. If so, describe briefly the development status. We note the disclosure on page 36 that two systems are in development.

     Response: Revised to mention continuing development of units for small quantity generators. (pgs. 7 and 42)

          o    The tenth risk factor states that one customer accounted for 40%
               of revenues internationally and domestically, in 2005. Indicate the extent of GDI's operations outside the United States.

     Response: Sentence inserted that there are no operations outside the U.S.
     and Puerto Rico. (pg. 8; note also that percentage revenues from Aramark in
     2005 was changed from 40% to 60%.)

          o    The thirteenth risk factor states that GDI is obligated to register the securities held by the investors group. Quantify the securities being registered. We note the disclosure in the fifteenth and sixteenth risk factors.

     Response: Insertion made to quantify securities of Investors Group being registered. (22,043,862 Series A and B Preferred and 22,043,860 Series A
     and B Preferred Warrants.) (pg. 9)

12.  The sixth risk factor states that GDI is not subjected to regulation for disposal or removal medical waste, but the seventh risk factor stated that malfunction or misuse of its MedClean system may result in violation of various health and safety regulations that would subject GDI to possible liability. Please reconcile the disclosures.

     Response: Second sentence changed to read as follows: "Since the Company does not itself generate medical waste and is not itself in control of, or handle, the medical waste but only sells its equipment to meet contractual obligations of its customers, it is not itself currently subject to regulations with respect to the disposal of RMW; however, any change in this

Securities and Exchange Commission
August 07, 2006

     regulatory regime in the future could have a material adverse effect on the
     Company's operations." (pg. 7)

13.  The fifteenth and sixteenth risk factors state that GDI filed the registration statement to register 62,367,500 shares of common stock, and the exercise of warrants and options. Please reconcile this disclosure with disclosure in the calculation of registration fee table that 82,789,698 shares of common stock are being registered.

     Response: Please note that the original number of 82,789,698 shares of
     Common Stock covered by the Registration Statement has now been reduced to
     78,508,623 shares since we have now removed the following shares from coverage:
          (i) 1,795,000 shares of Common Stock held by Crown Capital Pty. Ltd.
          (ii) 691,075 shares of Common Stock held by Pacific International
          Holdings Ltd.
          (iii) 1,795,000 shares of Common Stock covered by warrants held by
          Crown Capital.

     Of this total of 78,508,623 shares of Common Stock 17,936,123 shares are presently issued and outstanding and the balance of 60,572,500 shares are reserved for issuance upon conversion of Series A and Series B Preferred
     Stock and the exercise of warrants and options.

     Note that the registration statement does not include the shares of Series
     A and B Preferred Shares while it does include the Series A and B Preferred
     Warrants that had been issued to the Investors Group at the time of its $7
     MM investment.

     We have relied on the last sentence in Rule 457g.3. in not paying a fee on the Series A and B Preferred Warrants since the shares of Common underlying these warrants are covered by the Registration Statement and a fee is payable for registering these shares. This interpretation of Rule 457g.3 has been reviewed and confirmed as the proper in telephone conference with
     Edward M. Kelly, Esq. of the SEC. (pgs. 9 and 10)

14.  Some risk factors include language like "There can be no assurance," "This is no assurance," "there can be no assurance," "we cannot assure." "we cannot guarantee," and "We cannot offer any assurances." For example, refer to the first, third, fourth, fifth, seventh, eighth, ninth, eleventh, thirteenth, and eighteenth risk factors. Since the risk is the situation described and not GDI's inability to assure or guarantee, please revise.

     Response: The language in "risk factors" has been revised to reflect this comment. (pgs. 6,7,8,9 and 10)

Plan of Distribution, page 11

15.  Revise the first sentence in the last paragraph on page 12 to remove the phrase "if required" because in the situation described GDI will be required to file a prospectus supplement.

     Comment: This has been done. (pg. 13)

Securities and Exchange Commission
August 07, 2006

Directors, Executive Officers, Promoters and Control Persons, page 13

16.  In the biographical paragraph of Mr. Jay S. Bendis, describe briefly his business experience during the past five years. See Item 401(a)(4) of
     Regulation S-B.

     Response: We have added language that Mr. Bendis has for the past five years been the CEO of Transfer Technology Consultants. (pg. 14)

Security Ownership of Beneficial Owners of More than 5% of Each Class of the
Company's Voting Securities, page 16

17.  For a beneficial owner such as Crown Capital Pty Ltd. That is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Since Item 403 of Regulation S-B requires disclosure of all beneficial owners, with reference to beneficial ownership as it is defined in Rule 13d-3 under the Exchange Act, identify all persons who, directly or indirectly, have or share voting and investment control,
     We note the disclosure in footnote (2).

     Response: We have done this in footnotes no'd (4) as the Pequot group, (7)
     as to Crown Capital Pty Ltd. and (8) as to The Sherleigh Associate, Inc.
     Defined Benefit Pension Plan. (pgs. 16 and 17)

Selling Holders, page 18

18.  For a beneficial owner such as Pacific International Holdings Limited that is not a natural person, identify by footnote or otherwise the natural person or personals having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of March 1999 supplement to out "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov. We note the disclosure in footnote (38)

     Response: Persons with voting and investment control over the particular entities have been identified by appropriate footnotes. Note, also, that
     Pacific International Holdings Limited is no longer listed as a selling holder. (pg. 23)

19.  Expand the disclosure to include all compensation fees payable under financing agreements with selling holders, including future transactions,
     Disclose any other material relationships between the selling holders and
     GDI or Aduromed within the past three years. See Item 507 of Regulation
     S-B.

     Response: A new third paragraph to the heading "Selling Shareholders" has been added reading as follows: "There are no compensation fees payable under financing agreements with selling holders, including those payable as to future transactions." (pg. 26)

20.  Identify the transactions in which the selling holders received the securities being registered for resale.

Securities and Exchange Commission
August 07, 2006

     Response: We have inserted as additional footnotes to the list of selling holders the identity of the transactions in which the holders received their respective shares. (pgs. 23-24)

21.  Describe briefly any continuing relationship of GDI with selling holders.

     Response: Except for (i) the relationships between the companies and their respective officers and directors with respect to their acting in those capacities, (ii) the stock transfer agency agreement with GDI referred to in footnote (46) with the company owned by Kevin Halter, Jr. and (iii) the
     Company's agreements with Investors Group discussed under "SELLING HOLDERS"
     there are no continuing relationships between GDI and the selling holders.
     (pg. 26)

22.  Other than Kuhns Brothers, Inc. and its affiliates identified in footnotes
     (28)-(35), confirm that none of the selling holders is a broker-dealer or a broker-dealer's affiliate.

     Response: See paragraphs following footnotes under SELLING HOLDERS. (pg.
     25)

23.  For a selling holder that is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

          o    Purchased the securities to be resold in the ordinary course of business.

          o    Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

     If GDI is unable to make the representations noted above in the prospectus,
     GDI must state in the prospectus that the selling holder is an underwriter.
     Language such as "may be seemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

     Response: Regarding Kuhns Brothers' affiliates we have added a paragraph at the end of the footnotes in this section stating that these affiliates are underwriters. (pg. 25)

Description of Securities, page 22

24.  Delete in the first paragraph the qualification of the description to documents outside the prospectus. The qualification is permitted under Rule
     411(a) of Regulation C under the contemplated by the form.

     Response: This has been done. (pg. 26)

25.  We read that at March 31, 2006, General Devices had 20,942,857 shares of common stock issued and outstanding, of which 259,600 shares are held by
     Aduromed. Based on your March 31, 2006 financial statements in your Form
     10-QSB, we assume that you have accounted for the stock held by Aduromed as treasury stock. Please revise this

Securities and Exchange Commission
August 07, 2006

     disclosure accordingly as we believe your reference to shares held by
     Aduromed may be confusing to your readers.

     Response: We have added a clarifying sentence in the first bullet point.
     (pg. 26)

Voting, page 23

26.  For greater clarity, revise this paragraph to present information in bullet point statements to the extent practicable.

     Response: This has been done. (pgs. 27-28)

Organization within Last Five Years,

27.  Disclosure here appears inconsistent with disclosure elsewhere, including disclosure under "Prior Transactions with Officers of the Company and
     Aduromed" on page 38. Please revise or advise.

     Response: This section was revised with a caveat referring to "Certain
     Relationships and Related Transactions" (pg. 30)

Development of Business of Aduromed Prior to Merger, page 27

28.  Disclosure states that Aduromed is "one of the largest" modern day providers of systems for the on-site treatment, process, and safe disposal of regulated medical waste. Indicate the basis for this statement. For example, revenues, gross profit, net income, market share, or some other quantifiable indicator. Otherwise, delete the statement. If you are using or relying upon a study or report as support for this and other statements, provide us a copy of the study or report.

     Response: We have revised the entire third paragraph under the heading "The
     Company" in response to this Comment. (pg. 31)

29.  Provide support for the statement that:

          o    Aduromed, through its strong supplier and client base, is
               positioned for significant growth in the medical waste industry.

     We note disclosure in the second risk factor that the Aduromed business'
     early stage of commercialization means that it has less insight into how market and technology trends may affect it.

     Response: We have revised the entire third paragraph under the heading "The
     Company" in response to this Comment. (pg. 33)

Management's Discussion and Plan of Operation, page 29

30.  We note the disclosures in this section of your filing. You may wish to include these disclosures under your description of Business. Please revise your MD&A to provide the

Securities and Exchange Commission
August 07, 2006

     disclosures required by Item 303(b) and (c) of Regulation S-B. In this regard, given your January 23, 2006 merger you should analyze the results of operations and financial condition of Aduromed as the predecessor of the current registrant. You should also analyze Aduromed's liquidity, including a discussion of the underlying factors that drove significant changes reflected on Aduromed's statements of cash flows, such as changes in account receivable, inventory, accounts payable and accrued liabilities, and borrowings. You should also disclose any significant changes to the registrant since the most recent balance sheet provided, including changes in borrowings or equity. Refer to Release 33-8350, available on our website at www.sec.gove/rules/interp/33-8350.htm, for additional information.

     Response: We have deleted the heading "Management's Discussion and Plan of
     Operation", and have inserted a new section under the heading "MANAGEMENT
     DISCUSSSION AND ANALYSIS" on page 45 above the market section. (pgs. 34,
     45-47)

31.  We note your discussion of backlog on page 36. Please revise to quantify the amount of this backlog that you expect to sell during the current fiscal year.

     Response: We have revised by stating that the entire existing backlog will be executed in the current fiscal year. (pg. 41)

The Medical Waste Segment Competitive Business Conditions, page 30

32.  Disclosure stated that Aduromed's MedClean Systems are "approved" for use throughout the United States and Canada. Identify the party or parties approving the systems' use throughout the United States and Canada.

     Response: Since the Company is not now doing business in Canada we have excluded this jurisdiction from the statement. We have also included new language that discusses the federal and state statutory and regulatory schemes to substantiate the Company's methodology by "autoclaving" as an expressly-recognized method for treatment of RMW. (pg. 35)

Cost Saving, page 31

33.  Disclosure states that capital financing is available. Expand the disclosure to describe in sufficient detail the availability of capital financing. Explain what role, if any, GDI and Aduromed perform in making capital financing available.

     Response: Section revised to reflect Comment. (pg. 37)

Frost and Sullivan Report, page 31

34.  Clarify for us whether GDI intends for a potential investor to conclude from the disclosure that Frost & Sullivan is actively endorsing or promoting Aduromed's product offerings. File the consent of Front &
     Sullivan as an exhibit to the registration statement. See Rule 436 of
     Regulation C under the Securities Act.

Securities and Exchange Commission
August 07, 2006

     Response: The discussion to the Frost and Sullivan Report has been deleted in its entirety. (pgs. 33 and 37) Also, the reference to A.D. Little has been deleted on page 41.

Sources and Availability of Raw Materials and Names of Principal Suppliers, page

35.  Disclose whether GDI or Aduromed has any agreements with suppliers. If so, state the agreements' principal provisions, including duration or term.
     Also file the agreements as exhibits to the registration statement. We note the disclosure in the second risk factor and elsewhere that GDI relies on contract with Weima to supply parts for the shredder portion of the system.

     Response: Aduromed has one agreement with a supplier - the Weima agreement which is discussed under "The Weima Agreement. An additional sentence has been added to that effect. (pg. 37)

Dependence on a Few Major Customers, page 33

36.  Disclose the number of Aramark clients that purchased Aduromed's MedClean systems and services during the periods presented in the financial statements.

     Response: See the new second paragraph reading: "Through March 31, 2006, we have completed two systems and have partially recognized revenue on one other under the Aramark Agreement." (pg. 38)

37.  If retained, present the information in the third paragraph under a discrete caption or heading.

     Response: The third paragraph has been deleted in its entirety. (pg. 38)

Effect of Regulation on Aduromed's Business, page 35

38.  Revise the table on page 36 to include Aduromed's actual penetration of the on-site medical waste treatment equipment market as of the date of the prospectus.

     Response: We have removed the table in its entirety and added a sentence stating sales to Aramark to date. (pg. 38)

39.  Provide support for the statement that savings from use of Aduromed's systems can range:

          o    From $250,000 to $300,000 a year for a 300-bed hospital.

          o    From $500,000 and higher a year for a 750-bed hospital.

     Response: The paragraph has been revised to show assumptions in determining estimated savings. (pg 41)

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Securities and Exchange Commission
August 07, 2006

40.  Disclosure states that MedClean 30 and MedClean 50 series systems are in development. Expand the disclosure to indicate whether the systems are in the planning stage, whether prototypes exist, the degree to which design has progressed, and whether future engineering is necessary.

     Response: This paragraph, now entitled "Development of MedClean(TM) 30 and
     MedClean(TM) 50 Series Systems" has been revised accordingly, as has disclosure in the fourth risk factor. (pg. 41)

41.  Disclosure that patents are pending for the proprietary process of the systems in development is inconsistent with disclosure in the fourth risk factor that GDI does no have nor does it intend to apply for patent protection for the processes and technology used in the Aduromed business.
     Please reconcile the disclosures.

     Response: The patent positions are discussed in "Development of
     MedClean(TM) 30 and MedClean(TM) Series Systems". See response to item 40 above. (pg. 42)

The Aramark Agreement, page 36

42.  Quantify the amount of revenues attributable to the Aramark Agreement during the periods presented in the financial statements.

     Response: The amounts of these revenues have now been set forth under this heading. (pg. 41)

Description of Properties, page 37

43.  Disclosures states that GDI entered into a lease agreement dated February
     3, 2006. File the agreement as an exhibit to the registration statement.

     Response: This section has been revised to reflect occupancy of 3
     Trowbridge Drive, Bethel, Ct. and the closing of the administrative offices at 153 Greenwood Ave. in Bethel. A copy of the lease will be filed as exhibit 10.15. (pg. 43)

Certain Relationships and Related Transactions, page 37

44.  Disclosure under "Notes Payable---Long-Term" in the financial statements'
     notes states that Aduromed has a note payable to a bank that is personally guaranteed by an officer. Confirm that disclosure of the guarantee is not required under Item 404 of Regulation S-B in this section.

     Response: This is to confirm that disclosure of the guarantee is not required under Item 404 of Regulation S-B.

Executive Compensations, page 40

45.  Delete the second paragraph. We note the disclosure under "Directors,
     Executive Officers, Promoters and Control Persons" on page 13.

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Securities and Exchange Commission
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     Response: The second paragraph under "Executive Compensation" has been deleted. (pg. 48)

Aduromed Corporation's Financial Statements for the year ended December 31, 2005

Note 2-Summary of Significant Accounting Policies
Net Loss per Common Share, page F-8

46.  We read that outstanding warrants and options were not included in your calculation of net loss per share because they are antidilutive. Please revise to clarify that your convertible debt and your convertible preferred stock are also excluded from your calculation of net loss per share because they are antidilutive. You should also quantify the total number of common stock equivalents that are excluded because they are antidilutive for each period for which you present an income statement. Refer to paragraph 40(c)
     of SFAS 128.

     Response: Our response is contained as the third and fourth sentences of the first paragraph under "NET LOSS PER COMMON SHARE." (pg. F-22)

47.  Based on the description of your preferred stock, both before and after your January 2006 merger, we assume that your preferred stock is a participating security as defined in EITF 03-6. Please confirm our assumption, or provide us with a detailed analysis of how you determined that your preferred stock was not a participating security. If our assumption is correct, please revise your net loss per share footnote to clarify that you calculate net loss per share using the two-class method, but that because your preferred stock does not have a contractual obligation to share in your net losses, it is excluded from your calculation of basic net loss per share. If applicable, you should also revise your calculation of earnings per share at March 31, 2006 for this issue.

     Response: We believe your assumption is not correct that the preferred stock is a "participating" security as defined in EITF 03-6. EITF states in part: "Statement 128 provides guidance on the calculation and disclosure of earnings per share (EPS). Statement 128 defines EPS as "the amount of earnings attributable to each share of common stock" and indicates that the objective of EPS is to measure the performance of an entity over the reporting period. In its deliberations on Statement 128, the Board decided to require the use of the two-class method of computing EPS for those enterprises with participating securities or multiple classes of common stock

     Paragraph 60(a) of Statement 128 provides the following description of participating securities:

     "Securities that may participate in dividends with common stocks according to a predetermined formula (for example, two for one) with, at

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Securities and Exchange Commission
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     times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)."

     Paragraph 61 of Statement 128 adds the following:
     The if-converted method shall be used for those securities that are convertible into common stock if the effect is dilutive. For those securities that are not convertible into a class of common stock, the "two class" method of computing earnings per share shall be used. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings."

     Since our preferred stock, both class A and B, have no contractual provision to share in the companies losses we have concluded that these classes of preferred stock are a non-participating class of stock and as a result have been excluded from our calculation of basic net loss per share.
     (pg. F-22)

Inventory, page F-9

48.  Please revise to disclose, if true, that you account for your inventory at the lower cost or market.

     Response: This revision has been made. (pg. F-23)

Business Combination, page F-9

49.  Based on your description of the October 2002 merger, we assume that DQA
     One Corporation acquired the minority interests (i.e. the portion not controlled by DQA One, LLC) in Automated Process, LLC at the time of this merger. If our assumption is correct, it is unclear to us why you did not account for the acquisition of these minority interests under the purchase method. Please advise or revise. If our assumption is incorrect, please revise the description of this transaction to more clearly explain what happened. Refer to paragraph 14 of SFAS 141 and FTB 85-5.

     Response: While we believe our accounting for the transaction is correct, we have revised the description under "BUSINESS COMBINATION" more clearly to explain what happened by inserting the following new wording:

          "DQA ONE Corporation was created on August 1, 2002, and its sole beneficial stockholder was Mr. Tanaka. On September 16, 2002, DQA ONE
          Corporation acquired the membership units of Automated Process, LLC held by Messrs. Augustyn and Bucci, giving it a 63.15% ownership in
          Automated Process, LLC. On September 20, 2002, Automated Process, LLC
          was merged with and into DQA One LLC, a Delaware limited liability company, which had been formed as a shell company in September 6,
          2202. The members of the surviving entity

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Securities and Exchange Commission
August 07, 2006

          DQA ONE, LLC were then: Mr. Tanaka with 30 units, Mr. Hertweck with 5 units and DQA One Corporation with 60 units.

          On October 11, 2002, DQA ONE LLC was merged into DQA ONE Corporation.
          By the terms of the merger the name of DQA ONE Corporation was changed to "Automated Process Corporation", and since DQA ONE, LLC had merged into DQA ONE Corporation, thereby creating one entity, the former 60 unit membership interest formerly held by DQA ONE Corporation in DQA
          ONE LLC was absorbed into DQA ONE Corporation and extinguished. In
          January 30, 2003, the surviving corporation changed its name again from "Automated Process Corporation" to the present "Aduromed
          Corporation.

          The merger of Automated Process LLC into DQA ONE LLC took place because, by law at that time, a Connecticut LLC could not merge directly into a Delaware corporation but could merge into a Delaware
          LLC, which in turn under Delaware law could be merged in to a Delaware corporation." (F-23-24)
     See also our response to Comment 50 below.

50.  We read that you paid Bucci and Augustin three percent on the sales of certain products for three years subscription to the closing of the
     September 2002 acquisition. This appears to be contingent consideration for your purchase of their interests in Automated Process, LLC. It is unclear to us why you accounted for this contingent consideration as cost of sales instead of as an additional component of the cost of this acquisition.
     Please advise or revise. If you did not account for the acquisition of
     Bucci and Augustin's interests under the purchase methods because they were the common controllers in the September and October 2002 mergers, please clarify that fact.

     Response: We have concluded that Mr. Tanaka had control both before and after the acquisition of Mssrs. Augustyn and Bucci's interest and that the recording of the additional Goodwill was appropriate as recorded. (pg.
     F-23)

Revenue Recognition, page F-9

51.  We read that you have construction type contracts and that you account for revenues under percentage-of-completion method. Please refer to paragraphs
     13 and 14 of SOP 81-1. Based on the description of your business and products, it does not appear that you meet the criteria for percentage of completion accounting under SOP 81-8. We believe that companies that do not meet the specific criteria of SOP 81-1 should account for revenue recognition under SAB Topic 13. Please advise or revise your disclosures and your financial statements accordingly.

     Response: We have responded to the respective criteria of SOP 81-1, listed below, to demonstrate why we believe we are correct in accounting for revenue recognition by the "percentage-of-completion" method.

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Securities and Exchange Commission
August 07, 2006

     "Accounting for Performance of Construction-Type and Certain
     Production-Type Contracts," provides guidance on the application of generally accepted accounting principles in accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services. In accordance with SOP 81-1, in accounting for contracts, the basic accounting policy decision is the choice between the two generally accepted methods: the percentage-of-completion method including units of delivery and the completed-contract method. SOP 81-1 applies to accounting for performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or the provision of related services that are reported in financial statements prepared in conformity with generally accepted accounting principles. Contracts covered by this SOP are contracts which meet the following criteria:

               1) Binding agreements between buyers and sellers in which the seller agrees, for compensation, to perform a service to the buyer's specifications.

     Response: While all of our installations include the same components i.e.
     an autoclave; shredder; scale, AutoTouch panel and data logger, each installation must be configured to meet the customers requirements for space, location and the amount of waste the facility produces. Our designers will custom design a system that meets all these customer requirements and is agreed to between both parties before construction begins.

               2) Contracts that consist of legally enforceable agreements in any form and include amendments, revisions, and extensions of such agreements;

     Response: The Company contracts with its customers through purchase orders that specify what system is to be delivered and the payment terms are itemized. Typically we have 3 milestones: 1) down payment with the purchase order 2) delivery of the system on site and 3) upon installation and start-up.

               3) Performance on which will often extend over long periods;

     Response: The delivery of our systems to our customers is dependent upon the customer's requirements. From the signing of the purchase order our typical installation period can be anywhere from 12 weeks to one year.

               4) The seller's right to receive payment depends on his
               performance in accordance with the agreement.

     Response: As noted above in order to be paid we must of have achieved certain milestones that are readily verifiable by the customer.

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Securities and Exchange Commission
August 07, 2006

     General Response: The Company has historically concluded that it does meet the criteria to utilize SOP 81-1 and therefore does use the percentage of completion method for revenue recognition as described in SOP 81-1. The
     Company does recognize revenue whereby revenue is recognized pro-rata over the total costs anticipated to be incurred. This allows for proper matching of revenue and expenses consistent with guidance in Concept Statement 6 which states that revenue shall be matched with expenses in the period in which incurred. (pg. F-24)

52.  We read that your billing policy is to bill 25% of the price at signing,
     50% of the price upon delivery and installation of all components, and the final 25% upon acceptance of completion by the customer. Based on this description, it appears that you have customer acceptance provisions for your product. If this is true, it is unclear to us that it would be appropriate for you to recognize any revenue for a sale until this customer acceptance occurs. Please advise or revise your financial statements and your revenue recognition policy accordingly. Refer to SAB Topic 13A(3)(b).

     Response: Please see response to comment 51 above. (pg. F-24)

Note Payable - Long Term, page F-11

53.  We read that you have a note payable to a bank due in 2012. Please revise to quantify the balance outstanding under this note at year end.

     Response: At year end the balance outstanding was $100,000, and the note has been revised accordingly. (pg F-25)

Note 4 - Preferred Stock, page F-14

54.  We note that you issue warrants with your Series A and Series B Preferred
     Stock, and that you have classified these warrants as equity. Please provide us with your analysis under paragraphs 12-32 of EITF 00-19 support your classification of these warrants as equity. Also provide us with your analysis of how the embedded conversion feature of your preferred stock meets criteria of paragraph 11(a) of SFAF 133 such that the embedded conversion feature does not need to be bifurcated and accounted for as a derivative.

     Response: The warrants issued along with the Series A and B Preferred stock are referred to throughout EITF 00-19 as "Written Call Options or
     Warrants". The only settlement option for the warrants is physical settlement, in which the party designated in the contract as the buyer delivers the full stated amount of cash to the seller, and the seller delivers the full stated number of shares to the buyer. Consequently, when applying the Model found in paragraph 39, the Company accounted for the warrants as permanent equity. The Company compared the terms of the warrants to paragraphs 12 - 32 of EITF 00-19 to ensure that there was no requirement for an asset/liability classification. Such comparison is outlined below in a paragraph by paragraph format using the numbered paragraphs of the EITF.

     12) The warrants contain no provision that could require net-cash settlement.

     13) The warrants contain no provision that could require net-cash settlement.

     14) The warrants do not require settlement in registered shares. The
     Warrant Certificate states that "the warrant represented by this certificate and the shares issuable upon exercise hereof have not been registered under the Securities Act of 1933..."

     15) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.

     16) There is no alternative settlement option. Unexpired warrants can only be settled by physical settlement.

     17) The warrants contain no provision that requires the delivery of registered shares upon exercise and there is no provision to allow for settlement other than the delivery of fully-paid and nonassessable common shares in exchange for the exercise price.

     18) This paragraph does not apply because common shares were not registered as of the inception of the contract.

     19) The Company believes that sufficient authorized and unissued common shares are available for issuance upon exercise of the warrants.

     20) There is an explicit limit on the number of shares to be delivered upon exercise of the warrants. Consequently, paragraphs 20, 21, 22, 23 and 24 do not apply.

     25) The contract has no provision for net-cash settlement. 26) The contract has no "top-off" or "make-whole" provisions.

     27) Net-cash settlement is not provided for under any circumstance.

     28) The contract does not address "nationalization".

     29) The warrants grant no creditor rights to the holder in the event of bankruptcy.

     30) The warrants grant no creditor rights to the holder in the event of bankruptcy.

     31) The warrants grant no creditor rights to the holder in the event of bankruptcy.

     32) The warrants do not require the posting of collateral.

     It is the opinion of the Company that the warrants issued along with the
     Series A and B Preferred Stock clearly and conclusively qualify for permanent equity treatment. The amounts received by the Company from the sale of the warrants have not been separated from that received from the sale of the Series A and Series B Preferred Stock, but have been appropriately included in permanent equity in accordance with the guidance found in EITF 00-19.

     Paragraph 11(a) of SFAS 133 states that "[c]ontracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2)
     classified in stockholders' equity in its statement of financial position"
     shall not be considered derivative instruments for purposes of the statement. EITF 01-6 defines "indexed to a company's own stock" as instruments in which "(1) the contingency provisions are not based on (a)
     an observable market, other than the market for the issuer's stock (if applicable), or (b) an observable index, other than those calculated or measured solely by reference to the issuer's own operations (for example, sales revenue of the issuer, EBITDA of the issuer, net income of the issuer, or total equity of the issuer), and (2) once the contingent events have occurred, the instrument's settlement amount is based solely on the issuer's stock." According to the Certificates of Designation of the
     Company's Series A and Series B Preferred Stock ("C of D") the original issue price of each Series A and B Preferred share was $0.31755 and the conversion price is also $0.31755. The resultant right to convert is calculated to be one fully-paid and nonassessable share of Common Stock for one share of Series A or B Preferred Stock. The C of D does not require that the conversion be satisfied with registered common shares, nor does it provide for cash redemption under any circumstance other than liquidation.
     There is a fixed-rate dividend provision, but no mandatory redemption feature. Paragraph 61(l) of SFAS 133 states that "[a] typical cumulative fixed-rate preferred stock that has a mandatory redemption feature is more akin to debt, whereas cumulative participating perpetual preferred stock is more akin to an equity instrument." Based on the facts and circumstances the Company has determined that its Series A and B Preferred Stock is "more akin to an equity instrument". Footnote 3 to EITF 05-2 states that "If the preferred stock is more akin to equity than debt, an equity conversion feature would be "clearly and closely related" to that host instrument and qualifies for classification as permanent equity on the balance sheet. Both conditions of Paragraph 11(a) of SFAS 133 have been met and no bifurcation of an embedded conversion feature is required. (pg F-28)

Note 5 - Common Stock, page F-14

55.  We note your discussion of various six month convertible notes that were issued during 2005 and have the following comments:

          o    Please revise, either here or in your discussion of notes payable in Note 2, to quantify the principal amount of each of these notes.

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Securities and Exchange Commission
August 07, 2006

          o    Please quantify the total amount of interest expense paid for each of these notes from your issuance of common stock and stock warrants. Also discuss why you needed to pay such a high rate of interest for these borrowings in your MD&A discussion of
               liquidity.

          o    Please clarify if or when the note issued on April 8, 2005 was repaid.

          o    Please clarify whether these notes were issued related to parties or to third parties.

          $    We note that you also issued detachable warrants with these convertible notes. Please tell us what consideration you have to determining whether these convertible notes contained beneficial conversion features. Refer to EITF 98-5 and EITF 00-27.

               Response: The note (Note 5) has been revised to reflect these comments. (pg F-28) Also, see MANAGEMENT'S DISCUSSION AND
               ANALYSIS; Financial Condition." (pg.46).

56.  We read in Note 6 that you adopted SFAF 123(R) during 2005. Please revise to clarify how you determined the fair value of the 300,000 shared of common stock issued to your president as compensation for services.

     Response: See revision contained with this note to the effect that the value was based upon perceived value of the shares at the time during negotiations with potential third party investors. (pgs. 44 and F-28)

Note 6 - Stock Options and Warrants, page F-14

57.  We read that you applied the modified prospective method of adopting SFAS
     123(R). We also note from your table on page F-16 that you have stock compensation in 2004. Given your use of the modified prospective method, please confirm to us that any required service period related to the 2004 stock compensation had been rendered prior to January 1, 2005, or tell us where you recorded the related stock compensation expense upon adoption of
     SFAF 123(R). Refer to paragraph 74 of SFAF 123(R).

     Response: We recorded $300,658 in stock compensation expense in 2005. These expenses were characterized as General and Administrative expenses.

General Devices, Inc.'s Financial Statements for the year ended December 31,
2005

General

58.  Based on the information in your pro forma financial statements, it appears that General Devices qualifies as a "significant" acquisition for Aduromed under Item 310(c)(2)(iii) of Regulation S-B. Therefore, please continue to provide these December 31, 2005 financial statements of General Devices in future amendments of this Form SB-2.

                                       17

Securities and Exchange Commission
August 07, 2006

     Response: Noted. December 31, 2005 financial statements of General Devices have been provided in the pre-effective amendment no. 2.

Pro Forma Consolidation Financial Statements
Note 2 - Pro Forma Adjustments, page F 36

59.  We read that you have made pro forma adjustments to agree retained earnings to those of Aduromed. Please reconcile the $3,662,332 accumulated deficit that you are showing in your pro forma financial statements to Aduromed's accumulated deficit of $3,419,431. If necessary, revise your footnotes to explain any additional pro forma adjustments that you have made to your accumulated deficit.

     Response: The recommended change has been made (F-48).

60.  We read that you made a pro forma adjustment to reflect the purchase of
     $600,000 of treasury stock concurrent with the merger. This appears to be the first time that you have disclosed this purchase of treasury stock. We have the following comments:

          o    Please revise your disclosures about the merger here and
               throughout your filing to clarify, if true, that concurrent with the merger you repurchased this stock from Halter Capital
               Corporation, and to clarify the relationship between this company and your president before the merger, Kevin Halter, Jr.

     Response: The section "Prior Transactions with Officers of the Company and
     Aduromed" (pg. 44) has been revised to include a paragraph relating to agreement by Halter Capital Corporation, a company controlled by Kevin
     Halter, Jr., of 259,600 shares of GDI stock to Aduromed This relationship of Mr. Halter to Halter Capital is also disclosed in footnotes (44) to
     "SELLING HOLDERS". Note 2 - Pro forma Adjustments has also been revised to reflect the creation of "treasury shares."

          o    Please revise to quantify the number of shared repurchased.

     Response: See next preceding bullet point. This was not really a
     "repurchase" since the shares were acquired by Aduromed, and not by GDI;
     but in consolidated financials they have been cast as "treasury shares."

          o    Please disclose how you determined the purchase price for these shares. If the purchase was significantly in excess of market price, please disclose this fact and tell us how you determine that it was appropriate to reflect the excess paid as a reduction to equity.

     Response: See next preceding bullet points.

Note 4 - Earnings per Share, page F-38

61.  Please reconcile the earnings per share seen here to that seen on the face of your pro forma statement of operations.

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Securities and Exchange Commission
August 07, 2006

     Response: The Pro-forma Statement of Operations has been changed in the following respects:
     $ The Pro-forma basic earnings per common share has been changed from
     $(0.13) to $(0.15).
     $ The Pro-forma diluted earnings per common share has been changed from
     $(0.13) to $(0.15). (pg. F-52)

Recent Sales of Unregistered Securities, page II-1

62.  In the second paragraph, state the value of the 539,780 shared of common stock issued to Mr. Kevin Halter, Jr. in consideration for services. See
     Item 701(c) of Regulation S=B.

     Response: We have amended this paragraph accordingly, and have included a sentence in response in a new second paragraph to "Prior Transaction with
     Officers of the Company and Aduromed". (pgs. 44 and II-2)

Undertakings, page II-5

63.  Include the undertakings specified by subparagraphs (a)(5) and (a)(6) of
     Item 512 of Regulation S-B.

     Response: Following the interpretation supplied to us on July 19, 2006 by
     Edward Kelly, Esq. at the SEC, we understand this Comment should read -
     "Include the undertakings specified in subparagraphs a.4. and f. or g.
     (whichever is applicable) of Item 512 of Regulation S-B. Subparagraph a.4.
     refers to a "primary offering", which is not covered by this registration statement; nevertheless we have included the undertaking with the caveat wording "if any" after the words "primary offering".
     Subparagraph f. appears applicable and we have inserted appropriate undertaking. (pgs. II-5 and 6)

Exhibits

64.  Include an exhibit index immediately before the exhibit filed with the registration statement. See Rule 102(d) of Registration S-B. This exhibit index and Item 27 are not synonymous.

     Response: Following the interpretation supplied to us on July 19, 2006 by
     Edward Kelly, Esq. at the SEC, we have read the reference in this Comment to mean "Rule 102(d) of Regulation S-T" and have, accordingly, included an
     Exhibit Index to next precede the filed exhibits.

65.  Please provide updated consents from your independent accountants in each amendment to your registration statement.

     Response: Updated consents from our independent accountants have been provided in our pre-effective amendment no. 2.

Exhibit 5.1

                                       19

Securities and Exchange Commission
August 07, 2006

66.  We note that you intend to file by amendment the legality opinion. Allow us sufficient time to review the option before requesting acceleration of the registration statement's effectiveness.

     Response: This will confirm that we will allow you sufficient time to review the legality opinion before requesting acceleration of the registration statement's effectiveness.

                                     10-KSB

Exhibits

67.  Include in future filing an exhibit index immediately before the exhibits filed with the Form 10-KSB. See Rule 102(d) of Regulation S-B. The exhibit index and Item 13 are not synonymous.

     Response: Noted.

Signatures

68.  GDI's principal accounting officer or controller also must sign the Form
     10-KSB. Further, any person who occupies more than one of the specified positions, for example, principal accounting officer or controller and principal financial officer must specify each capacity in which he signs the Form 10-KSB. Please revise in future filings.

     Response: Noted.

                              March 31, 2006 10-QSB

Forward Looking Statements, page 3

69.  Since GDI is a penny stock issuer, GDI is ineligible to rely on the safe harbor provision. See section 21E(b)(1)(c) of the Exchange Act. Please delete the reference to the safe harbor provision in future filings.
     Alternatively, make clear that GDI is ineligible to rely on the safe harbor provision.

     Response: Noted.

Unaudited Consolidated Statements of Stockholders' Equity (Deficit), page F-4

70.  We read in Note 6 that you have given retroactive effect back to January 1,
     2006 for the impact of the reverse merger on your common stock. We believe that the reverse merger is best presented in your statements of equity by presenting the historical number of shares and related activity of Aduromed for periods prior to the merger date. Such amounts should be recast similar to a stock split to reflect the number of shared received by Aduromed shareholders in the merger. You should then reflect General Devices' shares outstanding and equity balances as of the merger date, including the purchase of treasury stock that was part of the merger agreement, on a single line that identifies these January 23, 2006 recapitalization. The shares effectively issued to former General

                                       20

Securities and Exchange Commission
August 07, 2006

     Devices' shareholders should not be included in your calculations of net loss per share during 2005 as they are considered a January 2006 transaction. Please revise accordingly.

     Response - Noted and modified.

Note 7 - Stock Options and Warrants, page F-14

71.  We note that at the closing of the reverse merger, you exchanged the stock options that were convertible into Aduromed's common stock for stock options that were convertible into General Devices' common stock. Please revise your disclosures here or elsewhere and confirm, if true, that the modification of these options did not result in any additional stock compensation expense under SFAS 123(R).

     Response: The value of the option grants was estimated as of the grant date in accordance with paragraph 16 of SFAS 123(R) and classified as equity awards. The ratio of General Devices stock options received in place of
     Aduromed stock options is equal to the ratio of General Devices stock received for Aduromed stock in the stock exchange. No re-measurement was required under SFAS 123(R). The following disclosure is added to Note 7 -
     Stock Options and Warrants: "The modification of these options did not result in any additional stock compensation expense under SFAS 123(R)."
     (F-28)

Exhibit 31.3 and 31.2

72.  We note that you have included language referring to your internal controls over financial reporting in the introductory language to paragraph 4 of your certifications. We assumer that you included this language in error since you have not included paragraph 4(b) of these certifications as specified in our Release 33-8238 and there are not other indications that you have performed an evaluation of internal controls over financial reporting in accordance with Item 308 of Regulation S-B. Please confirm our assumption, if true, and revise future filing to exclude this reference form the introductory language to paragraph 4 until such time as you perform an evaluation of internal controls over financial reporting. Refer to our Release 33-8238 for additional information.

     Response: You are correct in your assumption that the language referring to our having performed an evaluation of internal controls over financial reporting in accordance with Item 308 of Regulation S-B was in error. In future filings we will exclude reference to such internal controls over financial reporting in the introductory language in paragraph 4 of our certifications until such time as we shall have performed the requisite evaluations.

       Amendment 1 to 8-K date January 23, 2006 and filed January 31, 2006
       -------------------------------------------------------------------

Exhibits 1, 3, and 5

73.  Absent an order granting confidential treatment, Item 601(b)(10) of
     Regulation S-B requires the filling of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, please refile the exhibits in their entirety.

     Response: We are refiling the agreements attached as exhibits 99.1, 99.3 and 99.5 to Amendment 1 to the 8- K dated January 23, 2006 and filed
     January 31, 2006 in their entirety so as to include attachments that include all annexes, appendices, schedules and exhibits.

                                       21

Securities and Exchange Commission
August 07, 2006

     We have now filed amendments to the SB-2 and the 8-K dated January 23, 2006 in response to the comments, and provide you herewith three marked courtesy copies of the amendments. We have included with the filings this cover letter tagged as correspondence that keys the responses to your comments; and where we have felt that compliance with any of the comments is inappropriate, we have provided the basis in the letter. We acknowledge that your staff may have additional comments after review of the amendments and our responses to the comments.

                                            Very truly yours,
                                            General Devices, Inc.

                                            By /s/ Damien R. Tanaka
                                              ----------------------
                                            Damien R. Tanaka
                                            President and CEO

                                       22